UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13E-3/A
                              (Rule 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                              Final Amendment

                     Community Investors Bancorp, Inc.
______________________________________________________________________________
                           (Name of the Issuer)


                     Community Investors Bancorp, Inc.
______________________________________________________________________________
                   (Name of Person(s) Filing Statement)


                 Common Stock, par value $.01 per share
______________________________________________________________________________
                    (Title of Class of Securities)


                               203719 10 9
______________________________________________________________________________
                  (CUSIP Number of Class of Securities)


                            Phillip W. Gerber
                 President and Chief Executive Officer
                    Community Investors Bancorp, Inc.
                        119 South Sandusky Avenue
                           Bucyrus, Ohio 44820
                             (419) 562-7055
______________________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             With Copies To:
                          John P. Soukenik, Esq.
                           Eric M. Marion, Esq.
                  Elias, Matz, Tiernan & Herrick L.L.P.
                               12th Floor
                          734 15th Street, N.W.
                         Washington, D.C.  20005
                            (202) 347-0300

This statement is filed in connection with (check the appropriate box):

[ ]  a.   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]  b.   The filing of a registration statement under the Securities Act of
          1933.

[ ]  c.   A tender offer.


[X]  d.   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                         Calculation of Filing Fee
------------------------------------------------------------------------------
          Transaction valuation*           Amount of filing fee**
------------------------------------------------------------------------------
                 $602,280                          $70.89
------------------------------------------------------------------------------
___________________

* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $602,280 of cash to be paid in lieu of issuing fractional common shares after the proposed reverse stock split, assuming the acquisition of approximately 40,152 common shares for $15.00 per share in cash.

**   Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $70.89
                       -------------------------------------------------------

Form or Registration No.:     Schedule 13E-3 (File No. 5-48114)
                         -----------------------------------------------------

Filing Party:  Community Investors Bancorp, Inc.
             -----------------------------------------------------------------

Date Filed:    September 23, 2005
           -------------------------------------------------------------------

     This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Final Amendment") amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on June 9, 2005 by Community Investors Bancorp, Inc., an Ohio corporation ("CIBI"), as amended by the Amendment Nos. 1 and 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on July 15, 2005 and August 11, 2005, respectively. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Stock Splits (as defined below).

     At a Special Meeting of the Shareholders of CIBI (the "Special Meeting") on September 20, 2005, the shareholders approved a proposal to amend CIBI's Articles of Incorporation, whereby (a) CIBI would effect a 1-for-300 reverse stock split of the Common Shares (as such term is defined below) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, shareholders holding less than 300 Common Shares immediately prior to the reverse split will receive cash in the amount of $15.00 for each pre-split Common Share and (b) immediately following the reverse stock split, CIBI would effect a 300-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split and conversion. Items (a) and (b) were presented as one proposal (the "Stock Splits").

                                    2

     On September 22, 2005, a Certificate of Amendment to CIBI's Articles of Incorporation was filed with the Ohio Secretary of State to effect the reverse stock split, followed immediately by the filing of a Certificate of Amendment to effect the forward stock split. Each of these Certificates of Amendment was effective upon filing.

     The Stock Splits reduced the number of CIBI's shareholders to below 300 and, concurrently with the filing of this Final Amendment, CIBI is filing a Form 15 with the SEC to terminate the registration of the Common Shares and suspend CIBI's reporting obligations with the SEC.



































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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2005


                         COMMUNITY INVESTORS BANCORP, INC.



                         By: /s/ Phillip W. Gerber
                            ------------------------------------
                         Name:  Phillip W. Gerber
                         Title: President and Chief Executive Officer





























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